

November 25, 2009

William G. Laughlin
Vice President, General Counsel, and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80206

> **Re: Evergreen Energy Inc.**
> **Registration Statement on Form S-3**
> **Filed October 29, 2009**
> **File No. 333-162720**
>
> **Definitive Proxy Statement**
> **Filed April 13, 2009**
> **File No. 1-14176**

Dear Mr. Laughlin:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Calculation of Registration Fee

1. Please revise your filing to ensure that the securities to be covered by this registration statement are referred to consistently throughout. On page 12, for example, you refer to warrants to issue units. However, such unit purchase warrants are not described in either the fee table or the legal opinion.

Incorporation of Certain Documents by Reference, page 17

2.   Please revise this section to specifically incorporate by reference the Form 8-K filed October 29, 2009, as well as the Form 10-Q filed November 9, 2009.

Exhibits, page 21

3.   Please file a form of indenture that will govern the debt securities. In this regard, we note that the Trust Indenture Act of 1939 does not permit the qualification of an indenture after effectiveness of the registration statement.

Signatures, page 26

4.   Please note that your registration statement must be signed by your controller or principal accounting officer. Please provide the signature of this individual or revise your signature page to identify this individual.

Exhibit 5.1

5.   Each time that you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

6.   Please obtain and file a revised legal opinion that is responsive to the following items:

- The Delaware constitutional provision cited in bullet point (b) on page 2 was repealed in 2004;

- With respect to the opinion on page 3 regarding debt securities, we note that counsel assumes that the applicable indenture conforms with applicable law and is enforceable in accordance with its terms. It is inappropriate to include assumptions that are too broad and that assume material facts underlying the opinion. Please revise the opinion to remove such assumptions or tell us why such revisions are not necessary;

- With regard to the limitations in the paragraph of the opinion beginning with the words "We express no opinions concerning the validity or enforceability of any provisions contained in the indentures . . .," please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel's explanation;

- Your registration statement indicates that the warrants and units will be governed by New York law. Therefore, the legal opinion must address whether these securities will constitute binding obligations under New York law;

- The legality opinion should not suggest that counsel is not qualified to opine on the relevant laws. In this regard, we note the statement that counsel is qualified to practice only in the State of Colorado. Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant laws. In the alternative, obtain and file opinions from counsel qualified to practice in such jurisdictions.

Definitive Proxy Filed April 13, 2009

7.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Nominees for Election at the 2009 Meeting, page 5

8.   Provide the complete five-year sketch required by Item 401(e) of Regulation S-K for each individual, filling in any gaps or ambiguities with regard to time. For example, it is not clear for how long Messrs. Johnson, Adelstein, and Collins have served in their current positions with their respective firms. This comment also applies to the disclosure under the caption "Executive Officers" on page 16. Where positions have changed, please give the start and end dates. In this regard, we note your disclosure that Mr. Wolff served in various positions at Dayton Power and Light from 2001 to 2007.

Elements of Total Compensation, page 18

9.   We note that the 2009 report prepared by your compensation consultants includes data from 15 published surveys and includes for-profit companies with similar characteristics to you. Please provide a brief explanation of which surveys the consultant used and why they picked these particular surveys. In addition, with respect to the 2007 Report, we note that your energy peer group was "compiled by selecting companies with similar market capitalization and complexities." As examples, you identify several companies, many of which have market capitalizations several times larger than yours. For example, XTO Energy Inc. has a current market capitalization over $24 billion. Please explain how you concluded that it was appropriate to compare your executive compensation to these much larger companies.

10.   To the extent you benchmark particular forms of compensation to the peer data provided by your compensation consultants, identify how your compensation compared to the applicable peer data. For example, you state that base pay is generally set at the median of your peer group, and that Mr. Collins's 2007 salary increase was compared to your peer group data.

Please disclose how the increased salary compared to the peer group, for example if it brought his salary to the target median.

11.   Please describe the "performance goals" and "performance based vesting criteria" considered when granting annual cash bonuses and long-term incentive awards and how each named executive officer met or did not meet such objectives with respect to 2008 awards. Your description of the "performance goals" should disclose all qualitative and quantitative performance targets or goals established for your compensation plans that include performance criteria as a condition precedent to awarding or vesting. See Items 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04, found at www.sec.gov.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

        John W. Kellog, Esq.
        (303) 292 4510